EXHIBIT 99.1

Endeavour Silver Reports Q2 2023 Production Results; In-Line with Annual Guidance

VANCOUVER, British Columbia, July 11, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to report second quarter 2023 production of 1,494,000 silver ounces (oz) and 9,819 gold oz, for silver equivalent1 (“AgEq”) production of 2.3 million oz. Production continues in-line with the 2023 production guidance of 8.6-9.5 million silver equivalent ounces, totaling 4.7 million AgEq oz for the six months ended June 30, 2023.

“At the halfway mark for the year, we remain confident 2023 production will be within our previously stated guidance of between 8.6-9.5 million silver equivalent ounces. Aside from maintaining steady operational performance, we are extremely pleased with the recently announced development decision of Terronera,” stated Dan Dickson, Chief Executive Officer. “We’ve established a seasoned team of professionals to lead the construction, obtained a US$120 million commitment of debt financing and are gaining momentum at site. It’s an exciting time for the Company.”

Q2 2023 Highlights

  Guanacevi Continued to Perform: Silver and gold production were in-line with plan driven by higher tonnes milled offset by lower grades than plan. Mine sequencing changes during Q2, 2023 have resulted in lower grades compared to plan and historical comparisons. It is expected that the grades will increase in Q3, 2023.
  Bolañitos’ Performance Remained Steady: Strong gold production, higher gold grades and increased throughput were offset by the impact of lower silver production and silver grades.
  Metal Sales and Inventories: Sold 1,299,672 oz silver and 9,883 oz gold during the quarter. Held 637,439 oz silver and 854 oz gold of bullion inventory and 16,213 oz silver and 665 oz gold in concentrate inventory at quarter end.
  Positive Construction Decision and Executed Commitment Letter for Project Financing for the Terronera Project: The Board of Directors approved the construction of an underground mine and mill at Terronera. Societe Generale and ING Bank N.V. have entered into a commitment letter for a Senior Secured Debt Facility of US$120 million. Completion of the definitive loan documentation is expected in Q3 2023 (see news release dated April 18, 2023).
  Construction and Development Update at Terronera: The Company has made significant progress on development activities, with long-lead item procurement well advanced, and has assembled a seasoned team to construct the project (see news release dated April 20, 2023).
  Published 2022 Sustainability Report entitled “Enriched by our Past; Engaged in our Future”: Describing the Company’s progress in executing the first year of its 2022-2024 Sustainability Strategy.
  Newly Appointed VP of Operations, Greg Blaylock: Mr. Blaylock brings over 35 years’ experience in mining operations, mine planning and project development and related executive and technical expertise (see news release dated June 14, 2023).
  Filed At-The-Market Prospectus Supplement for up to US$60 million: Proceeds to be used for funding development of the Terronera mine, and other growth initiatives including the Pitarrilla and Parral properties as well as prospective acquisitions and general working capital purposes (see news release dated June 27, 2023).

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1 Silver equivalent calculated using an 80:1 silver:gold ratio.

Q2 2023 Mine Operations

Consolidated silver production increased 10% to 1,494,000 ounces in Q2, 2023 compared to Q2, 2022, primarily driven by increased silver production at the Guanacevi mine due to higher throughput and recoveries offset by a reduction in silver grade. Although historically higher grades have been mined from the El Curso orebody, mine sequencing changes during Q2, 2023 have resulted in lower grades compared to both Q2, 2022 and Q1, 2023. It is expected that grades will increase in Q3, 2023. Local third-party ores continued to supplement mine production, totaling 11% of quarterly throughput.

Gold production increased by 6% to 9,819 ounces primarily due to increased throughput at both the Guanacevi and Bolanitos mines and higher gold grades mined at the Bolañitos mine.

Bolañitos Q2, 2023 throughput was slightly higher than Q2, 2022 with silver grades 17% lower and gold grades 5% higher. Silver production decreased by 14% while gold production increased by 6% at the Bolañitos mine. The change in grades was due to typical variations in the ore body.

Production Highlights for the Three and Six Months Ended June 30, 2023

Three Months Ended June 30,				Six Months Ended June 30,
2023	2022	% Change		2023	2022	% Change
228,575	201,361	14%	Throughput (tonnes)	439,648	407,508	8%
1,494,000	1,359,207	10%	Silver ounces produced	3,117,545	2,674,162	17%
9,819	9,289	6%	Gold ounces produced	19,161	17,984	7%
1,482,255	1,346,276	10%	Payable silver ounces produced	3,090,467	2,649,816	17%
9,636	9,117	6%	Payable gold ounces produced	18,820	17,666	7%
2,279,520	2,102,327	8%	Silver equivalent ounces produced	4,650,425	4,112,882	13%
1,299,672	602,894	116%	Silver ounces sold	2,967,080	2,320,662	28%
9,883	9,792	1%	Gold ounces sold	19,009	18,173	5%

Production Tables for Q2 2023 by Mine

Mine-by-mine production in the second quarter and first half of 2023 was:

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	116,908	1,285	398	1.10	90.4%	94.0%	1,352,423	3,885
Bolañitos	111,667	1,227	45	1.85	87.6%	89.3%	141,577	5,934
Consolidated	228,575	2,512	226	1.47	90.1%	91.1%	1,494,000	9,819

*gpt = grams per tonne
Totals may not add due to rounding

Production Tables for the Six Months Ended June 30, 2023 by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	219,283	1,212	451	1.25	87.8%	91.6%	2,792,347	8,073
Bolañitos	220,365	1,217	53	1.77	86.6%	88.4%	325,198	11,088
Consolidated	439,648	2,429	252	1.51	87.7%	89.7%	3,117,545	19,161

*gpt = grams per tonne
Totals may not add due to rounding

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Q2 2023 Financial Results and Conference Call

The Company’s Q2 2023 financial results will be released before markets open on Tuesday, August 8, 2023 and a telephone conference call will be held the same day at 10:00 a.m. PT / 1:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Tuesday, August 8, 2023 at 10:00 a.m. PT / 1:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610 Local or International +1-604-638-5340 Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free)
+1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 0297#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information:

Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com
Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera project, including anticipated decisions on construction and financing, prospects for Terronera, Pitarrilla and Parral, Endeavour’s anticipated performance in 2023 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs, the timing and results of various activities and completion of the at-the-market offering. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, availability of debt financing for the Terronera Project, ability to complete the at-the-market offering, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.